EXHIBIT 99.6

January 21, 2005 Media Interviews on the Financial Performance of Wipro Limited for
the quarter ended December 31, 2004.

Dow Jones

Interviewee: Suresh Senapaty, Chief Finance Officer, Wipro Limited

Dow Jones: You have put in a great show.

Suresh Senapaty: Thank you.

Dow Jones: I think markets would be enthused with the kind of thing you said about the pricing, right? About 1% increase in pricing.

Suresh Senapaty: That is right.

Dow Jones: After how many quarters have you seen this price increase sir?

Suresh Senapaty: I think we have been doing this for almost last four to five quarters. Offshore was a little muted, but onsite was increased, offshore was a little lower. That was in September. In December, we have been able to get price increase in both onsite and offshore by 1% point.

Dow Jones: This pricing improvement has come mainly through productivity improvements and fall in the sales expenses...?

Suresh Senapaty: No, no, sales expenses are not related to the pricing, which is part of the gross margin. Pricing increase is because, a.) We got mix improvement in terms of more high end services and b.) More business coming from the new customers who are little at a better pricing than the existing customer base. As a combination of these two factors, certain fixed priced project productivities; we have been able to improve the price realization.

Dow Jones: So in a sense, one can conclude that the competition pulling down the pricing pressure has completely eased, and the industry does not press it anymore.

Suresh Senapaty: I would not say that. But I would say that the price environment is a little more stable and I would say that as you go by in terms of better pricing coming from the new customers, change in the mix, there will be a little bit of stability to positive pricing impact, in the short term to medium term.

Dow Jones: Okay. So but there is no sign of improvement, or rather, increase in prices for the old customers, only the new ones are willing to pay higher?

Suresh Senapaty: Yes, in the sense. Also because even the new ones is because they are more in terms of infrastructure support services, enterprise application services, which are high-end services.

Dow Jones: And what has been the impact of the rupee appreciation since, has it had any impact at all?

Suresh Senapaty: Oh yes, it has its impact. We had an impact of about 30 basis point on a sequential basis from last quarter to this December quarter. I think, the point is the way we have gone about hedging, etc., etc. On a Y-O-Y basis we have been impacted in terms of margin only 50 basis points, the fact that forex movement has been much more drastic. That has been the advantage in the hedging strategy that we have adopted. So it has its impact of 30 basis point. Overall if you look at it on the US GAAP basis, if you adjust for the non-cash charge of RSU, which is about 1%, we have net improved the operating margin. Under Indian GAAP, there is a decline in the operating margin but for the RSU correction only to the extent of the foreign exchanging impact.

Dow Jones: Okay. So going ahead do you see that, the rupee remaining a concern for Wipro as well as the sector as a whole in terms of profitability?

Suresh Senapaty: Oh yes, I think the exchange rate will continue to be a concern. All you could do is in terms of a smart hedging strategy, accompanied with a smart accounting policy which helps you in normalizing, smoothening the impact of that, postponing that impact, but it does at the end of the day has an impact. So that is the cause of concern. If the movement is both ways, then it is fine, much more comforting. But if it is only one way, all you could do is try and, sort of smoothen that impact. But it will have its impact on the overall numbers.

Dow Jones: In terms of employee utilization, how has that been? Has it improved? Because some people are saying that it may fall.

Suresh Senapaty: Actually last quarter, there was a fall in the employee utilization. Because as you know that we had added a significant head count in the quarter ending September. People coming from the campus, and it takes a while for them to get trained and become billable. So therefore we had a dip in the utilization and that gives us the lever to be able to improve it in the current and the subsequent quarters.

Dow Jones: So there is a scope for that to improve in the next few quarters.

Suresh Senapaty: That is right.

Dow Jones: And as far as your business areas are concerned, which has been the most active one that has grown substantially, which of your verticals have actually.

Suresh Senapaty: The verticals we have done very well in is the financial services vertical; we have done very well in the manufacturing vertical, Telecom OEM vertical, TMT vertical. So, and also if you look at it from a practice perspective, we have done very well in the technology infrastructure support services where the sequential growth was 34%, YOY was 80%. Even the testing practice has grown sequentially 15% and YOY 79%.

Dow Jones: And what is the status on Wipro Spectramind because people are talking about margin pressure and there is a pressure on top line growth as well?

Suresh Senapaty: Sequentially in dollar terms, we grew about 9% in the December quarter, which is fairly healthy. But the challenge continues to be in terms of ability to hire the right kind of talent, and deal with the huge attrition issue in hand. So going forward, we are packing our filters to be able to get the right kind of people, which will help us in reducing the attrition. We are also trying to get into more and more dealing on the voice side with more strategic customers, and trying to ramp up on the transaction processing part of the business. We think that mix change needs to be done to be able to get much better, comprehensive, end-to-end service line in BPO services per se, and help us in better integration of BPO into IT services.

Dow Jones: No, but what some people may be saying, it may be too strong word, but the thing is that Wipro Spectramind could be a kind of drag on the overall profitability of the company?

Suresh Senapaty: Well, as you know, the BPO practice has a margin, which is north of 20%, but not exactly equal to the IT services. We have said that it will be between 18 to 24 is the range where it operates on, and as it stands today it is north of 20, but it is not equal to the IT services. But that part of the business is 10%. Yes, it has a potential to grow, but the leverage that it will give us is much more. The solution based packaging that it gives us because you have to give a solution to the customer which has a piece of software, which has a piece of BPO, which has a piece of consulting, so that, you take it as a total game as opposed to saying, as if it is a standalone. As it is today, it is in bulk standalone without any significant integration with the IT services, and therefore we are saying that we want to transform it more in a manner of having a higher level of transaction processing so that the integration with the IT services can be much better.

Dow Jones: If I am going to talk about 2005, the last quarter, which area really looks promising in terms of your growth as far as the sector services are concerned, your verticals?

Suresh Senapaty: I think from a practice perspective, testing continues to be looking good. Infrastructure support services continue to look good. In the verticals, I think telecom would continue to do well. We think financial services also would do pretty well. Manufacturing will do well. We may see some amount of softness in the embedded space because of the semiconductor sector is little softer. But overall I think all the verticals show promise.

Dow Jones: And one last question is about, you hiked the salaries last quarter, by how much and what kind of increase that led your expenses?

Suresh Senapaty: It had impacted about 2% in quarter ending December. But we did not allow that to flow thorough in terms of the operating margin loss because we were able to use the other levers to be able to mitigate a significant part of those. So, you know, we had an issue to deal with in terms of rupee exchange, the compensation increase impact, and utilization fall, and some of the growth getting muted because of the number of days in quarter three was lower. In some accounts like the telecom service provider, in the enterprise side, we had a little bit of ramp down, but we are able to mitigate all that through the other additional levers as a result of which we were able hold on to our operating margin, and still been able to put up a decent sequential volume and price growth.

Dow Jones: Okay Mr. Senapaty thank you very much for the time.

Suresh Senapaty: And also additionally, we have done very well in the Wipro Consumer Care and the Wipro Infotech business. Infotech has grown YOY 45%, which is significantly better than the industry growth rate apart from margin expansion that it has shown in quarter three. Quarter four will be good, but in quarter three also we have been able to deliver, I think lot of good traction, lot of good customer wins that were seen. Similarly in the consumer care business, we have been able to post a 36% YOY growth, which is again significantly ahead of the industry growth, and we have been able to grow the operating profit in the consumer care also about 24% YOY.

Dow Jones: Was it because of, in that you added some acquisitions like Chandrika and Glucovita and other things, right? So has that had any impact on this growth?

Suresh Senapaty: The Glucovita acquisition and Chandrika acquisition has helped us in getting some of that growth, and we are fairly on plan in terms of what we set for ourselves in doing that part of the business. But overall also if you look at from return on capital employed perspective, consumer care is 100% plus. Wipro Infotech has been 67%. Wipro global IT business has been 66%, which are very very decent.

Dow Jones: But when you spoke about the plans of the consumer care sector, the division, what did you exactly intend to do?

Suresh Senapaty: Regarding the acquisitions of Glucovita and Chandrika how much revenue we will get, that versus what we were doing seemed to be more or less on the line.

Dow Jones: But since that has not been talked much by either the media or the analysts, I did not have a clue as to what are the exact plans you had at that point of time when you acquired

Suresh Senapaty: All we are saying is that, the acquisition has been doing well for us. That was message I wanted to give.

Dow Jones: Okay thank you very much.